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                                                                       EXHIBIT 4



                                  ARTICLE FOUR

         The total authorized capital stock of the corporation is:

                  50,000,000 shares of common stock, with a par value of $0.001 per share

                  20,000,000 shares of preferred stock, with a par value of $0.001 per share


                  Such stock may be issued from time to time without action by the shareholders for such consideration as may be determined, from time to time, by the Board of Directors, and such shares so issued shall be deemed fully paid stock, and the holders of such stock shall not be liable for any further payments thereon. Further, the preferred stock may be issued in one or more series, from time to time, at the discretion of the Board of Directors without shareholder approval, with each such series to consist of such number of shares and to have such voting powers (whether full or limited, or no voting powers) and such designations, powers, preferences, and relative, participating, optional, redemption, conversion, exchange, or other special rights, and such qualifications, limitations, or restrictions thereof, as shall be stated in the resolution or resolutions providing for the issuance of such series adopted by the Board of Directors, and the Board of Directors is hereby expressly vested with the authority, to the full extent now or hereafter provided by law, to adopt any such resolution or resolutions. Each share of any series of preferred stock shall be identical with all other shares of such series, except as to the date from which dividends, if any, shall accrue.